                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION              1-6687
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                          479368

                          NOTIFICATION OF LATE FILING

(Check One)  X  Form 10-K     Form 20-F    Form 11-K     Form 10-Q    Form N-SAR
            ---           ---          ---           ---          ---
                 For Period Ended:
                 [X]      Transition Report on Form 10-K
                 [ ]      Transition Report on Form 20-F
                 [ ]      Transition Report on Form 11-K
                 [ ]      Transition Report on Form 10-Q
                 [ ]      Transition Report on Form N-SAR
                 For the Transition Period Ended: December 30, 1995
                                                 ----------------------------
 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


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Full Name of Registrant

Johnston Industries, Inc.
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Former Name if Applicable

N/A
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Address of Principal Executive Office (STREET AND NUMBER)

105 13th Street, Columbus, Georgia 31901
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

  X      (a)     The reasons described in reasonable detail in Part III of this
 ---             form could not be eliminated without unreasonable effort or expense;

  X      (b)     The subject annual report, semi-annual report, transition
 ---             report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  X      (c)     The accountant's statement or other exhibit required by Rule
 ---             12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

        See Attachment A.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              John W. Johnson              706                  641-3148
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
          X Yes      No
         ---      ---
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes      No
                                      ---      ---
         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         See Attachment A.
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                           Johnston Industries, Inc.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 28, 1996                 By /s/ John W. Johnson
     -------------------------         ----------------------------------------
                                            John W. Johnson

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

                                ATTACHMENT A

     Johnston Industries, Inc. (the "Company") has changed its fiscal year from a period beginning on July 1 and ending on June 30 to a variable period ending on the Saturday nearest to December 31. The Transition Report on Form 10-K required to be filed in connection with such change cannot be timely filed, without unreasonable effort and expense, because the Company requires additional time to properly prepare audited financial statements for the transition period.

     The Company expects to report that after non-recurring charges of $12,023,000; it had a net loss of $6,190,000 for the transition period beginning July 1, 1995 and ending on December 30, 1995. Non-recurring charges include charges in connection with the acquisition of the minority interest in Jupiter National, Inc. ("Jupiter") including $7,375,000 in connection with the closing of the Tarboro, North Carolina textile plant operated by the Wellington Sears, Inc. subsidiary of Jupiter and other charges in connection with the change of the fiscal year and other non-recurring items.

                 JOHNSTON INDUSTRIES, INC. AND SUBSIDIARIES
           CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
             (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)


                                                         FOR THE SIX MONTHS
                                                          ENDED DECEMBER 30
                                                        1995            1996
                                                    -----------      -----------
Net Sales                                           $   150,023      $    84,970

Costs and Expenses:
Cost of Sales, excluding Depreciation and
Amortization                                            128,914           65,118
Selling, General and Administrative                      16,210            6,766
                                                    -----------      -----------
Loss on Impairment of Assets                              6,532               --
Depreciation and Amortization                             9,007            5,645
                                                    -----------      -----------
Total Costs and Expenses                                160,663           77,529
                                                    -----------      -----------

Income (Loss) from Operations                           (10,640)           7,441

Other Expenses (Income):
Interest Expense - Net                                    4,440            1,778
Other - Net                                               3,519              (58)
                                                    -----------      -----------
        Total Other Expenses                              7,959            1,720
                                                    -----------      -----------
Equity in Earnings of Equity Investments                     --            1,040

Realized & Unrealized Investment Gain                     3,767               --
                                                    -----------      -----------
Income Before Provision (Benefit) for Income
Taxes and Income (Loss) in Minority Interest of
Subsidiaries                                            (14,832)           6,761

Provision for Income Taxes                               (6,346)           2,565
                                                    -----------      -----------
Income (Loss) Before Minority Interest                   (8,486)           4,196
Income (Loss) in Minority Interest of Subsidiaries       (2,296)              --
                                                    -----------      -----------

Net Income (Loss)                                   $    (6,190)     $     4,196
                                                    -----------      -----------
Earnings (Loss) Per Share                           $     (0.59)     $      0.39
                                                    -----------      -----------
Dividends Per Share                                 $      0.20      $      0.20
                                                    -----------      -----------
Weighted Average Number of Common and Common
Equivalent Shares Outstanding                        10,565,000       10,726,000
                                                    -----------      -----------